MAILANDER LAW OFFICE, INC.

835 5th Avenue, Ste. 312

San Diego, California 92101

(619) 239-9034

December 13, 2011

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549-7010

ATTN:

 Mr. Ethan Horowitz, Branch Chief

 Mr. Robert Carroll

 Ms. Shannon Buskirk

Re:

Mustang Geothermal Corp.

Form 10-K for Fiscal Year Ended March 31, 2010

Filed July 14, 2010;

Form10-Q/A for Fiscal Quarter Ended December 31, 2010

Filed July 11, 2011

File No. 0-50191

Dear Mr. Horowitz, Mr. Carroll and Ms. Buskirk:

Referring to your comment letter dated September 23, 2011 regarding the above referenced matters, Mustang Geothermal Corp. hereby responds as set forth below:

Form 10-Q/A for Fiscal Quarter Ended December 31, 2010

Controls and Procedures, page 20

1.

We note your proposed disclosure related to your previous conclusions regarding the effectiveness of disclosure controls and procedures as of the quarterly period ended December 31, 2010. You have identified material weaknesses and/or deficiencies in your accounting communication protocols which would appear to lead to the conclusion that your disclosure controls and procedures are not effective for this reporting period. Please revise to clearly disclose your conclusion regarding the effectiveness of your disclosure controls and procedures and file this revised disclosure in an amendment to your Form 10-K as of March 31, 2011.

Response 1: The Company will amend its Form 10-K for the year ended March 31, 2011 to include the following statement replacing its previously filed discussion on internal controls and procedures found on pages 31 and 32:

Disclosure Controls and Procedures

Management of the Company is responsible for maintaining disclosure controls and procedures over financial reporting that are designed to ensure that financial information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the timeframes specified in the Securities and Exchange Commission’s rules and forms, consistent with Items 307 and 308 of Regulation S-K.

In addition, the disclosure controls and procedures must ensure that such financial information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required financial and other required disclosures.

U.S. Securities and Exchange Commission

December 13, 2011

At the end of the period covered by this report, an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13(a)-15(e) and 15(d)-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”) was carried out under the supervision of our Principal Executive Officer, Mr. Richard Bachman, and other persons carrying out similar review functions for the Company. Based on the evaluation of the Company’s disclosure controls and procedures, the Company concluded that its disclosure controls and procedures were not practical and effective to provide reasonable assurances confirming that information required to be disclosed in our reports filed under the Securities Exchange Act of 1934, as amended, is accumulated and communicated, recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Specifically, we reviewed and tested our internal communications protocols with an emphasis on examining how the financial data subject to our reporting obligations is accumulated and communicated amongst our management, including our Principal Executive Officer and other persons carrying on similar review functions for the Company, our inside accounting personnel, our independent auditor and our legal counsel.

Our testing included meeting and conferring with our independent auditor, our inside accounting personnel and legal counsel to identify the work flow of how information is generated, processed and distributed amongst all parties and to management for inclusion into our filings with the SEC.  The Company examined how information was generated; how the information was communicated amongst management and the Company’s inside accounting personnel; how the information was then communicated to its independent auditor; and finally how the information was confirmed to management and legal counsel prior to reporting with the Commission.

Our testing showed that our telephonic communications amongst management, our inside accounting personnel and independent auditor, was often not made part of follow up written confirmations amongst all concerned Company counterparts in order to identify, accumulate and effectively communicate financial information for inclusion into our SEC filings. In this manner, our financial information was not effectively accumulated and communicated to our management to allow for timely informed decisions to be made for disclosure.  Further, this led to an inability to identify and prompt for our review financial data that was not systematically confirmed to allow timely decisions concerning required disclosures.

We determined after a further review of our disclosure controls and procedures, and the above noted deficiencies, that the identified deficiencies were “material weaknesses.”

To address these material weaknesses, the Company established a communications work flow between management and its inside accounting personnel including establishing date specific deadlines in which management communicates in writing with its inside accounting personnel relevant facts and documents necessary for generating internal accounting recordkeeping that is accurate and necessary for timely reporting to the Commission. Additionally, the Company established communication requirements such that once the Company’s internal accounting recordkeeping is finalized, it is communicated in writing amongst management, inside accounting personnel and the Company’s independent auditor. Further, any and all communications related to the processed internal accounting recordkeeping conveyed to our independent auditor, must be followed up in a confirmed writing to all concerned, including management, our inside accountant and our independent auditor. The Company believes that this work flow will address the above noted material weaknesses because it will insure that all relevant parties, including management, our inside accounting personnel and our independent auditor, will have confirmed in writing that the information accumulated and communicated is accurate in order to timely report same consistent with the Company’s reporting obligations to the Commission.

Concurrently, the Company continues to employ and refine a structure in which critical accounting policies, issues and estimates are identified, and together with other complex areas, are subject to multiple reviews by accounting personnel. The Company notes that it appointed, on or about April 8, 2011, Mr. Kevin J. Pikero as Chief Financial Officer and Principal Accounting Officer. Mr. Pikero is a licensed Certified Public Accountant with 33 years of accounting experience and provides accounting oversight and compliance for the Company. In addition, the Company changed its independent auditing firm and retained an independent financial consultant who independently evaluated and assessed our internal controls and procedures regarding financial reporting, utilizing standards incorporating applicable portions of the Public Company Accounting Oversight Board’s 2009 Guidance for Smaller Public Companies in Auditing Internal Controls Over Financial Reporting, and advised the Company about accounting and accounting reporting compliance for public companies.

U.S. Securities and Exchange Commission

December 13, 2011

The Company will continually enhance and test its quarterly and year-end financial close procedures. Additionally, the Company’s management, under the control of its Chief Financial Officer, will increase its review of its disclosure controls and procedures on an on-going basis. Finally, the Company plans to designate, in conjunction with its Chief Financial Officer, individuals responsible for identifying reportable developments and the process for resolving compliance issues related to them. The Company believes these actions will focus necessary attention and resources in its internal accounting functions.

Management’s Interim Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over its financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance to management and the board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions; (ii) provide reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; (iii) provide reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and (iv) provide reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect every misstatement. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions may occur or the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2011. This assessment is based on the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that our internal control over financial reporting as of March 31, 2010 was not effective in the specific areas described in the “Disclosure Controls and Procedures” section above.

2.

We also note your conclusion regarding your internal control over financial reporting as of December 31, 2010 was, with the exception noted above, effective in the specific areas described in the “Disclosure Controls and Procedures” section above. Your internal controls are either effective or they are not effective. Your disclosure that your controls were effective with exception is not appropriate. Please revise your disclosure to clarify your conclusion, and we reissue our comment to please note the instruction to Item 4 of the 10-Q to provide the disclosures required by Items 307 and 308(c) of Regulation S-K. We encourage you to review those sections of Regulation S-K to ensure that you are providing the appropriate required disclosure.

Response 2: Please see the above proposed amendment to our Form 10-K for the year ended March 31, 2011 referring to internal controls and procedures.

Form 10-K For Fiscal Year Ended March 31, 2011

Report of Independent Registered Accounting Firm, Page F-2

3.

We note the audit report issued by PLS CPA dated July 14, 2011 references their audit of the accompanying consolidated financial statements as of and for the year ended March 31, 2011, but no reference is made to the financial statements as of and for the year ended March 31, 2010. If PLS CPA did not audit the financial statements as of and for the year ended March 31, 2010, please amend your filing to include an audit opinion that covers the prior period. If such report was issued by your previous auditors, please also file the appropriate related consent from such auditor.

U.S. Securities and Exchange Commission

December 13, 2011

Response 3: The Company’s former auditor responsible for the audit report for the financial statements as of and for the year ended March 31, 2010 no longer performs public accounting work and is dormant. The Company has requested a waiver from the SEC Division of Corporate Finance to omit the referenced opinion and consent in the proposed amended Form 10-K for the year ended March 31, 2011. A copy of the Company’s affidavit filed with its application for waiver with the Division of Corporate Finance is included herewith.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 31

4.

We note you have concluded that during the period covered by this report your disclosure controls were effective. We also note your remediation efforts included hiring a Chief Financial Officer on April 8, 2011 and according to your Item 4.01 Form 8-K you changed your independent audit firm effective June 9, 20911. Given these remediation efforts were implemented subsequent to your reporting period at March 31, 2011, tell us in greater detail what specific efforts were implemented to remediate your material weaknesses and how you have concluded your disclosure controls could be effective.

Response 4: The Company refers to its proposed amended Form 10-K for the year ended March 31, 2011 and its amended discussion of its internal controls and procedures noted above in response to No. 1, with reference to its remediation efforts at March 31, 2011.

5.

We also note management concluded that your internal control over financial reporting as of March 31, 2011 was effective. Please tell us how you reached this conclusion given no remediation efforts were effective as of the end of the reporting period.

Response 5: The Company believed that its remediation efforts and its reporting to the Commission was effective because as of the date the Form 10-K for the year ended March 31, 2011 was filed on July 14, 2011, the Company had undertaken a review of its communication protocols as discussed above in response to No. 1, and had retained a Chief Financial Officer, changed its independent auditor and retained a compliance consultant to advise the Company about its internal controls and procedures. The Company erroneously believed that these actions related to the date of the filing, i.e. July 14, 2011, and not the end of the reporting period, i.e. March 31, 2011.

Please let me know if you have any further questions.  I would appreciate if you would advise me at your earliest convenience if any further changes may be necessary to the Company’s filings.

Very truly yours,

/s/ Tad Mailander

Tad Mailander

11/15/2011 17:44 6193302900 TMAILANDER PAGE 01/01

I, Richard Bachman, declare:

1. I am the President, Chief Executive Officer and Director of Mustang Geothermal Corp. (the "Company"), a corporation duly organized and operating pursuant to the laws of the State of Nevada, and a Registrant with a class of securities registered under the 1934 Securities and Exchange Act. I make this declaration pursuant to Section 4820 of the Securities and Exchange Commission Division of Corporate Finance Financial Reporting Manual and Section 437 of Regulation C. I have personal knowledge of the following facts, and if called, could competently testify.
2. From May 19, 2003 until June 9, 2011 the Company's independent audit firm was Jewett Schwartz Wolfe & Associates, located at 200 South Park Road, Suite 150, Hollywood, Florida 33021.
3. Effective June 9, 2011, the Company retained PLS, CPA, A Professional Corporation, 4725 Mercury Street, Suite 210, San Diego, CA 92110 and filed Form 8-K.
4. The Company's annual report for the year ended March 31, 2011 was filed on July 14, 2011. Included as an exhibit to the Form 10-K was the written consent of PLS, CPA. However, no audit opinion or consent was included from Jewett Schwartz Wolfe & Associates for the inclusion of their annual audit for the year ended March 31, 2010.
5. Subsequently, the Commission issued a comment letter requesting an amendment to the annual report on Form 10-K for the year ended March 31, 2011 to include the audit opinion and consent from Jewett Schwartz Wolfe & Associates for the 2010 annual audit report.
6. Beginning in or about May 2011, the Company learned that Jewett Schwartz Wolfe & Associates was in the planning process of disbanding its public accounting business, and was transitioning its public accounting clientele to another public accounting firm. It was during this timeframe that the Company determined to change its public accounting firm.
7. Although the Company was not aware of it when its annual report on Form 10-K was filed on July 14, 2011, it subsequently learned that Jewett Schwartz Wolfe & Associates was dormant and was no longer performing any public auditing work for SEC registrants at all and was not able to issue a consent to allow its audit report for the year ended March 31, 2010 to be included in an amended filing by the Company.
8. Pursuant to Section 4820 of the Division of Corporate Finance's Financial Reporting Manual, and Rule 437 of Regulation C, the Company hereby requests a waiver from filing the audit opinion and consent of Jewett Schwartz Wolfe & Associates for its audit report for the year ended March 31, 2010, in its annual report on Form 10-K for the year ended March 31, 2011.

I declare under the penalty of perjury that the foregoing is true and correct. Dated:

MUSTANG GEOTHERMAL CORP.

By: [signature]

RICHARD BACHMAN

PRESIDENT, CHIEF EXECUTIVE OFFICER, DIRECTOR

State of Nevada
County of Washoe

This instrument was acknowledged before me on DEC 6, 2011 by RICHARD BACHMAN

[signature]
Notary Public

NOTARY PUBLIC
STATE OF NEVADA
County of Washoe
ZHONG WEI CHIEN
No: 97-8064-2
My Appointment Expires Jan. 25, 2013